RESULTS OF SHAREHOLDER VOTES
The Annual Meeting of Shareholders of the Fund was held on September 28, 2010. At this meeting, shareholders voted on the election of Trustees.

With regard to the election of the following Class I Trustees by common and preferred shareholder of the Fund:

                                             # of Shares
                                      In Favor          Withheld
                                     -----------------------------
Gerald L. Seizert                    28,319,177          1,213,269
Derek Medina                         28,283,569          1,248,876
Randall C. Barnes                    28,290,065          1,242,380

The other Trustees of the Fund whose terms did not expire in 2010 are Daniel L. Black, Tracy V. Maitland, Ronald A. Nyberg and Michael A. Smart.